UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

FITBIT, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

33812L102

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 1, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33812L102	SCHEDULE 13D	Page 2 of 10

1. NAME OF REPORTING PERSON: Magnetar Financial LLC
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 11,863,158
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER 0
WITH	10. SHARED DISPOSITIVE POWER 11,863,158
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,863,158
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.03%
14. TYPE OF REPORTING PERSON IA; OO

CUSIP No. 33812L102	SCHEDULE 13D	Page 3 of 10

1. NAME OF REPORTING PERSON: Magnetar Capital Partners LP
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 11,863,158
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER 0
WITH	10. SHARED DISPOSITIVE POWER 11,863,158
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,863,158
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.03%
14. TYPE OF REPORTING PERSON HC; OO

CUSIP No. 33812L102	SCHEDULE 13D	Page 4 of 10

1. NAME OF REPORTING PERSON: Supernova Management LLC
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 11,863,158
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER 0
WITH	10. SHARED DISPOSITIVE POWER 11,863,158
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,863,158
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.03%
14. TYPE OF REPORTING PERSON HC; OO

CUSIP No. 33812L102	SCHEDULE 13D	Page 5 of 10

1. NAME OF REPORTING PERSON: Alec N. Litowitz
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7. SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 11,863,158
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER 0
WITH	10. SHARED DISPOSITIVE POWER 11,863,158
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,863,158
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.03%
14. TYPE OF REPORTING PERSON HC; IN

SCHEDULE 13D

This Amendment No. 2 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D and its Amendment No. 1 filed jointly by Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”) with the SEC on November 14, 2019 and March 23, 2020, respectively (as amended by this Amendment No.2, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged.  All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 2.                                                IDENTITY AND BACKGROUND

This Schedule 13D relates to Shares held for the accounts of each of (i) Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company (“Magnetar Capital Master Fund”), (ii) Magnetar PRA Master Fund Ltd, a Cayman Islands exempted company (“PRA Master Fund”), (iii) Magnetar Constellation Fund II-PRA LP, a Delaware limited partnership (“Constellation Fund”), (iv) Magnetar Systematic Multi-Strategy Master Fund Ltd, a Cayman Islands exempted company, (“Systematic Master Fund”), and (v) an Irish Collective Asset-management Vehicle (the “ICAV”), collectively (the “Funds”).

ITEM 3.                                                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate amount of funds used by the Reporting Persons in purchasing the 688,424 Shares reported herein on behalf of the Constellation Fund have come directly from the assets of the Constellation Fund, which may at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares on behalf of the Constellation Fund was $4,580,707.

ITEM 4.                                                PURPOSE OF TRANSACTION

The Reporting Persons acquired the 688,424 Shares reported herein on behalf of the Constellation Fund after the public announcement of the Merger Agreement for purposes of receiving the merger consideration described below upon consummation of the Merger.

ITEM 5.                                                INTEREST IN SECURITIES OF THE ISSUER

The Company reported in their Form 10-K filed on February 27, 2020 that 235,956,941 Shares were issued and outstanding as of February 14, 2020.

(a)                                 As of April 1, 2020, each of the Reporting Persons may have been deemed to have beneficial ownership of 11,863,158 Shares, which consisted of (i) 244,114 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 5,863,599 Shares held for the benefit of PRA Master Fund, (iii) 4,371,233 Shares held for the benefit of Constellation Fund; (iv) 357,029 Shares held for the benefit of Systematic Master Fund, and (v) 1,027,183 Shares held for the benefit of the ICAV, and all such Shares represented beneficial ownership of approximately 5.03% of the Shares.

(b)                                 As of April 1, 2020, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 11,863,158 Shares, which consisted of (i) 244,114 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 5,863,599 Shares held for the benefit of PRA Master Fund, (iii) 4,371,233 Shares held for the benefit of Constellation Fund; (iv) 357,029 Shares held for the benefit of Systematic Master Fund, and (v) 1,027,183 Shares held for the benefit of the ICAV, and all such Shares represented beneficial ownership of approximately 5.03% of the Shares.

(c)                                  Except as set forth on Schedule A attached hereto, the Funds had no transactions in the Shares since the most recent filing of the 13D Amendment No. 1 on March 23, 2020.  All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on New York Stock Exchange and various other trading markets.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 2, 2020

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Constellation Fund

Date	Number of Shares Bought	Price Per Share($) (1)(2)
03/31/2020	306,300	6.65751(3)
04/01/2020	382,124	6.65454(4)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $6.65751 per share, at prices ranging from $6.52 to $6.78 per share.

(4) Reflects a weighted average purchase price of $6.65454 per share, at prices ranging from $6.59 to $6.72 per share.

ICAV and Systematic Master Fund

Date	Number of Shares (Sold)	Price Per Share($) (1)(2)
3/23/2020	(69,271)	6.23017(3)
3/24/2020	(72,338)	6.36395(4)
3/25/2020	(70,636)	6.43747(5)
3/26/2020	(70,637)	6.51446(6)
3/27/2020	(69,930)	6.51302(7)
3/30/2020	(96,575)	6.62376(8)
3/31/2020	(96,574)	6.65250(9)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price will be provided.

(3) Reflects a weighted average sale price of $6.23017 per share, at prices ranging from $6.085 to $6.410 per share.

(4) Reflects a weighted average sale price of $6.36395 per share, at prices ranging from $6.220 to $6.430 per share.

(5) Reflects a weighted average sale price of $6.43747 per share, at prices ranging from $6.25 to $6.52 per share.

(6) Reflects a weighted average sale price of $6.51446 per share, at prices ranging from $6.39 to $6.60 per share.

(7) Reflects a weighted average sale price of $6.51302 per share, at prices ranging from $6.43 to $6.565 per share.

(8) Reflects a weighted average sale price of $6.62376 per share, at prices ranging from $6.515 to $6.71 per share.

(9) Reflects a weighted average sale price of $6.65250 per share, at prices ranging from $6.53 to $6.78 per share.